UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2023
Commission File Number 001-15144

TELUS CORPORATION
(Translation of registrant's name into English)

23rd Floor, 510 West Georgia Street
Vancouver, British Columbia V6B 0M3
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                          Form 40-F ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/ Andrea Wood
	Name:	Andrea Wood
	Title:	Chief Legal and Governance Officer

Date: March 28, 2023

Exhibit Index

Exhibit Number	Description of Document

99.1	Agency Agreement, dated March 23, 2023, among TELUS Corporation and the several agents named therein

99.2	Indicative Term Sheet dated March 23, 2023

99.3	Final Term Sheet dated March 23, 2023

99.4	Press Release dated March 23, 2023

99.5	Forty-Second Series Supplemental Indenture, dated as of March 28, 2023 among TELUS Corporation and Computershare Trust Company of Canada

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